UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

FREIGHTCAR AMERICA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

357023100

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California, 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Stacey L. Rosenberg, Esq.

Jason R. Schendel, Esq.

Sheppard, Mullin, Richter & Hampton LLP

333 South Hope Street

Forty-Third Floor

Los Angeles, California 90071

(213) 620-1780

November 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 357023100

1	NAME OF REPORTING PERSONS Pacific Investment Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,860,951(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,860,951(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,860,951(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%(2)
14	TYPE OF REPORTING PERSON IA, OO

(1)

The Reporting Person beneficially owns (a) 407,958 shares of Common Stock, and (b) a warrant exercisable for an indeterminate number of shares equal to 23.0% of the outstanding shares of Common Stock on a fully-diluted basis (including shares reserved for issuance under the Issuer’s equity plans) on the date the warrant is exercised. The amount referred to in clause (b) above is estimated based on 18,255,675 outstanding shares of Common Stock of the Issuer on a fully-diluted basis as of November 1, 2021, as provided by the Issuer to the Reporting Person, assuming hypothetically that the warrant was exercised on such date.

(2)

Based on 15,947,228 shares of the Issuer’s common stock outstanding as of November 1, 2021, as provided by the Issuer to the Reporting Person, plus 5,452,993 shares of the Issuer’s common stock underlying the warrant referred to in clause (b) of footnote 1 above.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on August 11, 2021 (together with Amendment No. 1, this “statement”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of FreightCar America, Inc., a Delaware corporation (the “Issuer”). Item 3 is hereby amended and supplemented as set forth below

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented by adding the following additional information:

Pursuant to the terms of the Reimbursement Agreement, the Issuer issued to OC III 222,306 shares of Common Stock on November 1, 2021. No cash consideration was required to be paid by PIMCO or any of the PIMCO Entities in connection with the acquistion of such shares of Common Stock pursuant to the terms of the Reimbursement Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2021	PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

	By:	/s/ Jason Nagler
	Name:	Jason Nagler
	Title:	Senior Vice President

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECUTIVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship
Mangala Ananthanarayanan	Managing Director – Executive Committee, Head of Business Management, EMEA and Asia-Pacific	United States

Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States

Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States

Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States

Mark R. Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States

Scott A. Mather	Managing Director, Chief Investment Officer (U.S. Core Strategies)	United States

Greg Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States

Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States

Jerome Schneider	Managing Director – Executive Committee	United States

Marc P. Seidner	Managing Director – Executive Committee, Chief Investment Officer (Non-traditional Strategies)	United States

Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States

Kimberley Stafford	Managing Director – Executive Committee, Global Head of Product Strategy	United States

Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States

Geraldine Sundstrom	Managing Director – Executive Committee, Portfolio Manager, Asset Allocation	United Kingdom